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                            April 30, 2020

       Wenxian Fan
       Chief Executive Officer
       Pony Group Inc.
       Engineer Experiment Building, A202
       7 Gaoxin South Avenue, Nanshan District,
       Shenzhen, Guangdong Province,
       People's Republic of China

                                                        Re: Pony Group Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed April 23,
2020
                                                            File No. 333-234358

       Dear Ms. Fan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2020 letter.

       Amendment No. 4 to Registration Statement on Form S-1 filed April 23,
2020

       Dilution, page 27

   1. We note your computations of net tangible book value prior to and after the offering include intangible
assets. Please revise your disclosures to exclude these amounts from your computations
accordingly.
       General

   2. We note your response to our prior comment 1. Please address more specifically how
                                                        COVID-19 has impacted
your services, explaining the extents to which you have
 Wenxian Fan
Pony Group Inc.
April 30, 2020
Page 2
         reopened your business and demand has returned for your business following your office closure that ended on February 10, 2020. Also expand your disclosure to explain any current travel restrictions between Guangdong Province and Hong Kong. In addition discuss your office shutdown between January 19, 2020 and February 10, 2020 in your
         Prospectus Summary, for example in a Recent Developments section. Refer to CF
         Disclosure Guidance: Topic No. 9 for further guidance, available at https://www.sec.gov/corpfin/coronavirus-covid-19.

         As a related matter, please further describe, and quantify to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations, in light of the impact of COVID-19 in your business.
        You may contact Melissa Gilmore at 202-551-3777 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859
with any other questions.



FirstName LastNameWenxian Fan                                  Sincerely,
Comapany NamePony Group Inc.
                                                               Division of
Corporation Finance
April 30, 2020 Page 2                                          Office of
Finance
FirstName LastName